September 15, 2008
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attention: H. Roger Schwall

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-151899) of SandRidge Energy, Inc. and co-registrants (the “Registrant”)
Dear Mr. Schwall:
     Pursuant to Rule 461 under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of the above-captioned Registration Statement be accelerated so that such Registration Statement will become effective on September 16, 2008 at 12:00 p.m., Eastern Time, or as soon thereafter as practicable.
     The Registrant hereby acknowledges that the disclosure in the filing is the responsibility of the Registrant. The Registrant further acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any questions or comments regarding the foregoing to me at (405) 753-5500 or Jim Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Securities and Exchange Commission
September 15, 2008

Sincerely, SandRidge Energy, Inc.
By:	/s/ Richard J. Gognat
Richard J. Gognat
Senior Vice President, Land and Legal, and General Counsel

cc: James M. Prince, Vinson & Elkins L.L.P.